Exhibit 99.1

Jakob Stausholm leaves the board of directors of Statoil

 Jakob Stausholm has informed that he will resign from his position as member of the board of directors in Statoil ASA (OSE: STL, NYSE: STO) with immediate effect in order to avoid potential conflicts of interests following his new appointment as CFO of the Maersk group.

Stausholm takes up his new position as from 1 December 2016.

The nomination committee in Statoil will commence its search for a new board member, to allow for the corporate assembly to conduct a by-election when the nomination committee's recommendation is ready. Tone Lunde Bakker is chair of the nomination committee in Statoil.

Contacts:
Tone Lunde Bakker, chair of the nomination committee
All enquiries to be directed through Statoil Corporate Press Office, Bård Glad Pedersen, +47 918 01 791.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.